3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

March 6, 2019

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Tonya K. Aldave, Justin Dobbie

Re:	Recro Pharma, Inc.
Registration Statement on Form S-3
Filed February 19, 2019
File No. 333-229734

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Recro Pharma, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated March 4, 2019 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed with the SEC on February 19, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. We intend to file an amended Registration Statement to the Staff concurrently with this response.

Description of Our Capital Stock, page 11

1.

We note that your bylaws include an exclusive forum provision, listing “state or federal court located within the County of Chester in the Commonwealth of Pennsylvania” as the sole and exclusive forum. Please describe this provision here and clarify which federal courts the bylaw provision is intended to include. In addition, please include a risk factor addressing the risks to investors posed by the exclusive forum provision.

The Company acknowledges the Staff’s comment and in response has amended the description of its bylaws on page 14 of the prospectus included in the Registration Statement (the “Prospectus”) to describe the exclusive forum provision and clarify that when no federal court is located within the designated forum, the exclusive forum provision includes only the state courts of the County of Chester. The Company has further clarified on page 14 of the Prospectus that when such provision establishes exclusive jurisdiction in the state courts of the County of Chester, such exclusive jurisdiction does not apply to claims under federal securities laws if there is exclusive or concurrent jurisdiction in the federal courts. In addition, the Company has included a risk factor, on page 9 of the Prospectus addressing the risks to investors posed by the exclusive forum provision.

Securities and Exchange Commission

March 6, 2019

General

2.

We note that you have a pending confidential treatment request in connection with your Form 10-K filed on February 19, 2019 and incorporated by reference into your registration statement on Form S-3. Please note that all comments on your confidential treatment request will need to be fully resolved before we act on a request for acceleration of the effectiveness of your Form S-3.

The Company acknowledges the Staff’s comment and confirms that it will await processing of the Company’s confidential treatment request.

3.

We note that your Form 10-K incorporates by reference certain sections from your definitive proxy statement. We also note that you have not filed your definitive proxy statement at this time. The registration statement may not be declared effective until you file the definitive proxy statement or an amended Form 10-K, which includes all items required by Form 10-K.

The Company acknowledges the Staff’s comment and understands that the Registration Statement may not be declared effective until it files its definitive proxy statement or an amended Form 10-K which includes all items required by Form 10-K.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4331.

Sincerely,

/s/ Rachael M. Bushey

Rachael M. Bushey

cc:	Via E-mail
Gerri A. Henwood

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